Mail Stop 3561

July 25, 2008

Kevin P. Brogan
President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, UT 84606

Re: InnerLight Holdings, Inc.
Registration Statement on Form S-1
Filed July 21, 2008
File No. 333-152430

Dear Mr. Brogan:

We have completed a preliminary reading of your registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments until these material deficiencies are addressed.

Financial Statements

We note that InnerLight Holdings Inc (ILH), a newly-formed corporation, acquired InnerLight, Inc (IL) from The Quigley Corp on February 23, 2008 for $1.0 million and the assumption of existing liabilities of IL. If it was appropriate to account for this acquisition as a purchase business combination, please revise to file stub period statements of operations and cash flows of the predecessor company, IL, for the period from January 1, 2008 to February 22, 2008 and audited financial statements of the registrant, ILH, as of March 31, 2008 and for the post-acquisition period from February 23, 2008 to March 31, 2008. If the amended registration statement is filed on or after August, 13, 2008, the audited financial statements of ILH should be updated through June 30, 2008.

Please include a statement of stockholders' equity for the year ended December 31, 2006 for the predecessor company, IL.

The segment data and quarterly financial data do not appear to be drawn from the stand-alone financial statements of IL. Please revise to ensure the data is reflective of IL as a stand-alone entity.

We note the annual segment data is marked "unaudited." Please note that any presentation of segment data should be provided in an audited note to the financial statements. Please request your auditor to perform the necessary additional field work that will permit the presentation of this data on an audited basis.

* * * * *

As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director